Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

December 21, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Larry Spirgel

Assistant Director

AD Office 11 - Telecommunications

Re:	ADT Inc.

Registration Statement on Form S-1

Filed December 21, 2017

CIK No. 0001703056

Dear Mr. Spirgel:

On behalf of ADT Inc., a Delaware corporation (the “Company”), we confidentially submit in electronic form the Company’s response to comment number 2 received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated November 30, 2017, which is reproduced below. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement on Form S-1 of the Company (the “Registration Statement”), together with Exhibits, publicly filed on December 21, 2017.

On December 8, 2017, in its prior response to the Staff, the Company agreed to (A) provide the Staff all equity related transactions subsequent to November 22, 2017 through the effective date of the Registration Statement and (B) provide the Staff its estimated initial public offering price range as soon as it becomes available, together with an analysis regarding its determination of the fair value of the Company’s common stock and the reasons for any differences between the most recent valuation of the Company’s common stock and the midpoint of the initial public offering price range, if material.

The Company has asked us to convey the following response to the Staff:

Financial statements for the nine months ended September 30, 2017

2.	We note your response to prior comment 3. Please continue to provide us with updates for all equity related transactions subsequent to this request through the effective date of the registration statement. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering price range, if material.

Larry Spirgel

Securities and Exchange Commission

Division of Corporation Finance

December 21, 2017

The Company currently expects that the low end of the price range for shares of common stock proposed to be offered to the public in connection with the Registration Statement will not be lower than $17.00 per share and that the high end of the range will not exceed $19.00 per share, with an expected midpoint price of $18.00 (the “Mid-Point Stock Price”). The Company expects to include an estimated price range, as required by Item 501(c) of Regulation S-K, in an amendment to the Registration Statement to be filed prior to the commencement of the roadshow. The Company respectfully advises the Staff that it expects to effect a 1.681-for-one stock split (the “stock split”) in connection with the offering prior to the effectiveness of the Registration Statement. Per share information presented herein gives effect to the stock split.

The Company respectfully advises the Staff that, subsequent to the Company’s November 21, 2017 response to the Comment Letter dated November 16, 2017, there have been no grants of stock-based compensation or other issuances of shares.

The Company further advises that Staff that the October 2017 Class A-2 Unit issuance was a previously scheduled issuance of an immaterial number of Class A-2 Units of Prime Security Services TopCo Parent, LP pursuant to the “Sign-on Retention Bonus” provisions of a pre-existing employment agreement, which is disclosed in the “Executive Compensation” section of the Registration Statement. The Company entered into this employment agreement on October 17, 2016 in connection with the identification of the new management team for the combined Company following the ADT Acquisition. The terms of the “Sign-on Retention Bonus” provide for a cash bonus in an amount equal to the fair value on each of the first five anniversaries of October 17, 2016 (as applicable, the “Bonus Date”) of 16,666.67 Class A-2 Units, less applicable withholding taxes (each such bonus, a “Retention Bonus”). The employment agreement provides that after-tax proceeds from each Retention Bonus payment are then automatically applied on the employee’s behalf to purchase Class A-2 Units at the applicable Bonus Date.

During the fourth quarter of 2017, the recipient of the “Sign-on Retention Bonus” agreed with the Company to modify the October Class A-2 issuance such that the cash bonus paid on the first anniversary of October 17, 2016 was adjusted to equal 16,667.67 Class A-2 Units valued at the Mid-Point Stock Price. The after-tax proceeds from this payment were automatically applied on the employee’s behalf to purchase Class A-2 Units valued at the Mid-Point Stock Price, resulting in approximately $365,000 of stock-based compensation expense recorded during the fourth quarter of 2017. The Company believes this amount is immaterial to the consolidated financial statements. Further, we respectfully submit that there is no difference between the issuance price of the Class A-2 Units and the Mid-Point Stock Price.

*                 *                *

Larry Spirgel

Securities and Exchange Commission

Division of Corporation Finance

December 21, 2017

If you have any questions regarding the Registration Statement or the responses contained in this letter, please do not hesitate to contact the undersigned at (212) 373-3085.

Sincerely,

/s/ Tracey A. Zaccone, Esq.
Tracey A. Zaccone, Esq.

cc:	Christodoulos Kaoutzanis, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP

P. Gray Finney, Esq.

ADT Inc.

Jeff Likosar

ADT Inc.